UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
January 31, 2008
Commission file number:
1-14251
SAP AG
(Exact name of registrant as specified in its charter)
SAP CORPORATION
(Translation of registrant’s name into English)
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F           ☑                          Form 40-F           ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                      ☐                          No                     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
EXHIBIT INDEX

SAP AG
FORM 6-K
On January 30, 2008, SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), issued a press release (the “Press Release”) announcing SAP’s preliminary financial results for the fourth quarter and full year ended December 31, 2007. The Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.
This Press Release discloses certain non-GAAP measures. These measures are not prepared in accordance with generally accepted accounting principles and are, therefore, considered non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP.
Please refer to footnote 2 of the Press Release for further information regarding the non-GAAP measures.
As used herein, “GAAP” refers to generally accepted accounting principles in the United States.
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2006 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

2

EXHIBITS

Exhibit No.	Exhibit

99.1	Press Release dated January 30, 2008

3

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG (Registrant)
By:	/s/ Henning Kagermann
	Name:	Prof. Dr. Henning Kagermann
	Title:	Chairman and CEO

By:	/s/ Werner Brandt
	Name:	Dr. Werner Brandt
	Title:	CFO

     Date: January 31, 2008

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	(i) Press Release dated January 30, 2008

5

Exhibit 99.1
For Immediate Release
January 30, 2008
SAP Reports Strong Growth in
Software and Software Related Service Revenues for 2007
Another Good Year for SAP’s Established Business
Company Achieves Double Digit Revenue Growth at Constant Currencies in All Regions
     WALLDORF — January 30, 2008 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the fourth quarter and full year ended December 31, 2007.1
HIGHLIGHTS – Full-Year 2007
Revenues
•	Software and software related service revenues for 2007 were €7.43 billion (2006: €6.60 billion), which is an increase of 13% (17% at constant currencies2) compared to 2006.

•	Software revenues for 2007 were €3.41 billion (2006: €3.00 billion), representing an increase of 13% (18% at constant currencies2) compared to 2006.

•	Total revenues were €10.25 billion for 2007 (2006: €9.39 billion), which represented an increase of 9% (13% at constant currencies2) compared to 2006.
Income
•	Operating income for 2007 was €2.74 billion (2006: €2.58 billion), which was an increase of 6% compared to 2006.

•	The operating margin for 2007 was 26.7% compared to 27.4% for 2006. The 2007 operating margin was impacted by investments of approximately €125 million to build a business around the new SAP® Business ByDesign™ solution to address new untapped segments in the midmarket as announced by the Company at the beginning of 2007.

•	Income from continuing operations for 2007 was €1.94 billion (2006: €1.88 billion), representing an increase of 3% compared to 2006.

SAP Reports Strong Growth in Software and Software Related Service Revenues for 2007

•	Earnings per share from continuing operations for 2007 was €1.60 (2006: €1.53), which was an increase of 5% compared to 2006. Income and earnings per share from continuing operations for 2006 was positively impacted by a non-recurring extraordinary tax benefit of approximately €85 million, which reduced the 2006 tax rate by 3.2 percentage points. The 2007 effective tax rate from continuing operations was 32.2% (2006: 29.9%).
Core Enterprise Applications Vendor Share3
     SAP reported its eighth consecutive quarter of share gains. Based on 2007 software and software related service revenues on a rolling four-quarter basis, SAP’s worldwide share of Core Enterprise Applications vendors3, which account for approximately $36.7 billion in software and software related service revenues as defined by the Company based on industry analyst research, was 28.4% for the four quarter period ended December 31, 2007 compared to 26.9% for the four quarter period ended September 30, 2007, and 24.4% for the four quarter period ended December 31, 2006, representing a year-over-year share gain of 4.0 percentage points.
     “2007 represented another good year for SAP with strong growth in software and software related services,” said Henning Kagermann, CEO of SAP. “The outstanding performance reflects the continued success we are seeing in SAP’s established business, which will continue to be the foundation for growth heading into 2008 and beyond. We expect new innovations like SAP Business ByDesign to help us capture tremendous opportunities in untapped segments in the midmarket, to augment growth going forward. In addition, the recent acquisition of Business Objects makes us the clear leader in business performance optimization products. This will help us further penetrate the fast-growing business user segment and will be another driver of growth as we move ahead.”

SAP Reports Strong Growth in Software and Software Related Service Revenues for 2007

HIGHLIGHTS – Fourth Quarter 2007
Revenues
•	Software and software related service revenues for the 2007 fourth quarter were €2.47 billion (2006: €2.19 billion), which is an increase of 13% (17% at constant currencies2) compared to the same period of 2006.

•	Software revenues for the fourth quarter of 2007 were €1.42 billion (2006: €1.24 billion), representing an increase of 14% (18% at constant currencies2) compared to the fourth quarter of 2006.

•	Total revenues were €3.24 billion for the 2007 fourth quarter (2006: €2.95 billion), which represented an increase of 10% (14% at constant currencies2) compared to the same period of 2006.
Income
•	Operating income for the 2007 fourth quarter was €1.11 billion (2006: €1.09 billion), which was an increase of 2% compared to the fourth quarter of 2006.

•	The operating margin for the fourth quarter of 2007 was 34.3% compared to 36.9% for the same period last year. The 2007 fourth quarter operating margin was impacted by investments of approximately €40 million to build a business around the new SAP Business ByDesign solution to address new untapped segments in the midmarket as announced by the Company at the beginning of 2007.

•	Income from continuing operations for the 2007 fourth quarter was €758 million (2006: €808 million), representing a decrease of 6% compared to the same period of 2006.

•	Earnings per share from continuing operations for the fourth quarter of 2007 was €0.63 (2006: €0.66).
Cash Flow
Operating cash flow from continuing operations for 2007 was €1.99 billion (2006: €1.86 billion). Free cash flow2 for 2007 was €1.58 billion (2006: €1.49 billion), which was 15% of total revenues (2006: 16%). At December 31, 2007, the Company had €2.8 billion in cash and cash

SAP Reports Strong Growth in Software and Software Related Service Revenues for 2007

equivalents, including restricted cash, and short term investments (December 31, 2006: €3.3 billion).
Share Buyback
In the fourth quarter of 2007, the Company bought back 6.9 million shares at an average price of €36.25 (total amount: €249 million). As of December 31, 2007, the Company held treasury stock in the amount of 48.1 million shares (approximately 3.9% of total shares outstanding) at an average price of €36.07. For the full year 2007, the company invested €1 billion buying back approximately 27.3 million shares (2.19% of the total shares outstanding) at an average price of €36.85. For 2008, the Company expects to invest approximately €500 million buying back shares.
BUSINESS OUTLOOK
     The Company provided the following outlook for the full-year 2008:

SAP Reports Strong Growth in Software and Software Related Service Revenues for 2007

•	The Company expects full-year 2008 Non-GAAP software and software related service revenue, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects of approximately €180 million, to increase in a range of 24% – 27% at constant currencies[2] (2007: €7.428 billion). SAP’s business, excluding the contribution from Business Objects, is expected to contribute 12 – 14 percentage points to this growth.

•	The Company expects the full-year 2008 Non-GAAP operating margin at constant currencies[2], which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition related charges, to be in the range of 27.5% – 28.0% (2007 Non-GAAP operating margin: 27.3%). The 2008 Non-GAAP operating margin outlook includes accelerated investments of €175 to €225 million (2007: €125 million) in order to build a business around the new SAP Business ByDesign solution to address new, untapped segments in the midmarket.

•	The Company is projecting an effective tax rate of 31.0% to 31.5% (based on U.S. GAAP income from continuing operations) for 2008.
KEY EVENTS – Fourth Quarter 2007
•	In the fourth quarter of 2007, SAP announced major contracts in several key regions: Biomerieux SA, Intersport France, MGI METRO Group Information Technology GmbH, Münchener Hypothekenbank eG, Nationwide Building Society, Saudi Arabian Airlines, and Telekomunikacja Polska S.A. in the EMEA; Foundation Coal, GCC Cemento , S.A. de C.V., GT Solar, Magnesita S.A., Sara Lee Corporation, Tyco Electronics and U. S. Navy in the Americas; China Tobacco Guangdong Industrial, HCL Technologies Ltd, MediaCorp Pte Ltd., Ministry of Finance, New Zealand, Sharp Corporation, Sysmex Corporation, United India Insurance Company Ltd, and Woolworths Limited in Asia Pacific Japan.

•	In the fourth quarter of 2007, three Global Enterprise Agreements (GEAs) were signed, including Lockheed Martin and Nestlé, all of them operating at the most strategic levels with SAP. For Lockheed Martin, SAP has been a strategic software partner since 1997. Lockheed Martin has deployed significant portions of SAP® ERP and is now engaged in several implementations to further leverage and optimize SAP software across the corporation. By signing a GEA, Nestlé, the world’s largest food and beverage company, and SAP have decided to extend their successful collaboration. The GEA with Nestlé,

SAP Reports Strong Growth in Software and Software Related Service Revenues for 2007

which replaces an earlier subscription agreement between Nestlé and SAP, enables Nestlé to make use of SAP’s current and future solutions to accompany its business strategy and will continue to leverage the SAP® NetWeaver technology platform to support their core business areas.

•	On December 4, 2007, SAP introduced the next evolution of SAP® Customer Relationship Management (SAP CRM), an important application in SAP® Business Suite. With an eye toward empowering the growing business user market, this breakthrough new product was co-innovated with leading customers and partners, and is designed to be simple and powerful to solve real business problems.

•	Continuing its focus on providing banks the flexibility they need to integrate, migrate and update application functionality based on an integrated platform, SAP announced on November 14, 2007, an alliance with Computer Sciences Corporation (CSC). The alliance will address the growing need for banks to differentiate themselves through strategically optimized product pricing.

•	SAP announced on October 17, 2007, the intent to acquire YASU Technologies, a privately held vendor of business rules management systems. SAP will embed YASU Technologies solutions into its market-leading technology platform, SAP NetWeaver®, to provide the business rules infrastructure that allows companies to move their strategies forward and better maintain compliance while saving time, resources and money.

•	On October 7, 2007, SAP and Business Objects S.A. announced that the companies have reached an agreement for SAP to acquire Business Objects in a friendly takeover.
Webcast/Supplementary Financial Information
SAP senior management will host a press conference in Frankfurt today at 10:00 AM (CET) / 9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by an investor conference at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). Both conferences will be web cast live on the Company’s website at <http://www.sap.com/investor> and will be available for replay purposes as well. Supplementary financial information pertaining to the quarterly results can be found at http://www.sap.com/investor.
About SAP
SAP is the world’s leading provider of business software*. More than 46,100 customers in more than 120 countries run SAP® applications—from distinct solutions addressing the needs of small and midsize enterprises to suite offerings for global organizations. Powered by the SAP NetWeaver® platform to drive innovation and enable business change, SAP software helps enterprises of all sizes around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP solution portfolios support the unique business processes of more than 25 industries, including high tech, retail, financial services, healthcare and the public sector. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)
(*) SAP defines business software as comprising enterprise resource planning and related applications such as supply chain management, customer relationship management, product life-cycle management and supplier relationship management.

SAP Reports Strong Growth in Software and Software Related Service Revenues for 2007

###
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2008 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.
For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Christoph Liedtke, +49 6227 7-50383, christoph.liedtke@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
Andy Kendzie +1 (202) 312-3919, andy.kendzie@sap.com, EST
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST
(tables to follow)

SAP Reports Strong Growth in Software and Software Related Service Revenues for 2007

Regional Performance – Fourth Quarter 2007
Fourth Quarter 2007 Software and Software Related Service Revenues by Region (in € millions, preliminary and unaudited)
SAP Group

	Software &	Software &
	SW Related	SW Related
	Service	Service			Constant
	Revenues	Revenues			Currency
	Q4 2007	Q4 2006	Change	% Change	%Change
EMEA	1,393	1,231	+162	+13%	+14%
Americas	777	724	+53	+7%	+16%
Asia Pacific Japan	304	238	+66	+28%	+32%
Total	2,474	2,193	+281	+13%	+17%
Fourth Quarter 2007 Software Revenues by Region (in € millions, preliminary and unaudited)
SAP Group

	Software	Software			Constant
	Revenues	Revenues			Currency
	Q4 2007	Q4 2006	Change	% Change	%Change
EMEA	780	696	+84	+12%	+14%
Americas	456	418	+38	+9%	+17%
Asia Pacific Japan	180	129	+51	+40%	+44%
Total	1,416	1,243	+173	+14%	+18%
Fourth Quarter 2007 Total Revenues by Region (in € millions, preliminary and unaudited)
SAP Group

					Constant
	Revenues	Revenues			Currency
	Q4 2007	Q4 2006	Change	% Change	%Change
EMEA	1,804	1,634	+170	+10%	+12%
Americas	1,053	991	+62	+6%	+15%
Asia Pacific Japan	386	324	+62	+19%	+24%
Total	3,243	2,949	+294	+10%	+14%

SAP Reports Strong Growth in Software and Software Related Service Revenues for 2007

Regional Performance – Full-Year 2007
Full-Year 2007 Software and Software Related Service Revenues by Region (in € millions, preliminary and unaudited)
SAP Group

	Software &	Software &
	SW Related	SW Related
	Service	Service			Constant
	Revenues	Revenues			Currency
	12 Mos 2007	12 Mos 2006	Change	% Change	%Change
EMEA	3,974	3,511	+463	+13%	+14%
Americas	2,495	2,282	+213	+9%	+17%
Asia Pacific Japan	959	803	+156	+19%	+24%
Total	7,428	6,596	+832	+13%	+17%
Full-Year 2007 Software Revenues by Region (in € millions, preliminary and unaudited)
SAP Group

	Software	Software			Constant
	Revenues	Revenues			Currency
	12 Mos 2007	12 Mos 2006	Change	% Change	%Change
EMEA	1,698	1,492	+206	+14%	+15%
Americas	1,228	1,133	+95	+8%	+16%
Asia Pacific Japan	482	378	+104	+28%	+32%
Total	3,408	3,003	+405	+13%	+18%
Full-Year 2007 Total Revenues by Region (in € millions, preliminary and unaudited)
SAP Group

					Constant
	Revenues	Revenues			Currency
	12 Mos 2007	12 Mos 2006	Change	% Change	%Change
EMEA	5,393	4,901	+492	+10%	+11%
Americas	3,577	3,385	+192	+6%	+14%
Asia Pacific Japan	1,275	1,107	+168	+15%	+20%
Total	10,245	9,393	+852	+9%	+13%

SAP Reports Strong Growth in Software and Software Related Service Revenues for 2007

Consolidated Statements of Income SAP Group — 4th quarter
PRELIMINARY and UNAUDITED
in € millions

				const.
	2007	2006	Δ	curr.
Software revenue	1,416	1,243	14%	18%
Support revenue	1,005	914	10%	14%
Subscription and other software related service revenue	53	36	47%	53%
Software and software related service revenue	2,474	2,193	13%	17%
Consulting revenue	605	608	0%	4%
Training revenue	110	105	5%	9%
Other service revenue	29	27	7%	15%
Professional services and other service revenue	744	740	1%	5%
Other revenue	25	16	56%	69%
Total revenue	3,243	2,949	10%	14%
Cost of software and software related services	-389	-296	31%
Cost of professional services and other services	-561	-555	1%
Research and development	-408	-376	9%
Sales and marketing	-642	-551	17%
General and administration	-138	-134	3%

Other operating income/expense, net	7	50	-86%
Total operating expenses	-2,131	-1,862	14%
Operating income	1,112	1,087	2%
Other non-operating income/expense, net	7	7	0%

Financial income, net	22	31	-29%
Income from continuing operations before income taxes	1,141	1,125	1%

Income taxes	-384	-317	21%
Minority interests	1	0	0%
Income from continuing operations	758	808	-6%

Income from discontinued operations, net of tax	-2	-4	-50%
Net income	756	804	-6%

Earnings per share — basic in € from continuing operations	0.63	0.66	-5%
Earnings per share — basic in € from discontinued operations	0.00	-0.01	N/A
Weighted average number of shares (in thousands), treasury stock excluded	1,201,077	1,219,176
Effective tax rate from continuing operations	33.7%	28.2%
Operating margin from continuing operations	34.3%	36.9%

SAP Reports Strong Growth in Software and Software Related Service Revenues for 2007

Consolidated Statements of Income SAP Group
for twelve months ended December 31,
PRELIMINARY and UNAUDITED
in € millions

				Const.
	2007	2006	Δ	curr.
Software revenue	3,408	3,003	13%	18%
Support revenue	3,838	3,464	11%	15%
Subscription and other software related service revenue	182	129	41%	46%
Software and software related service revenue	7,428	6,596	13%	17%
Consulting revenue	2,223	2,249	-1%	3%
Training revenue	410	383	7%	11%
Other service revenue	113	96	18%	23%
Professional services and other service revenue	2,746	2,728	1%	4%
Other revenue	71	69	3%	7%
Total revenue	10,245	9,393	9%	13%
Cost of software and software related services	-1,308	-1,091	20%
Cost of professional services and other services	-2,092	-2,073	1%
Research and development	-1,457	-1,335	9%
Sales and marketing	-2,165	-1,908	13%
General and administration	-505	-464	9%
Other operating income/expense, net	17	56	-70%
Total operating expenses	-7,510	-6,815	10%
Operating income	2,735	2,578	6%
Other non-operating income/expense, net	-1	-12	-92%
Financial income, net	125	122	2%
Income from continuing operations before income taxes	2,859	2,688	6%
Income taxes	-920	-805	14%
Minority interests	-2	-2	0%
Income from continuing operations	1,937	1,881	3%
Income from discontinued operations, net of tax	-14	-10	40%
Net income	1,923	1,871	3%
Earnings per share — basic in € from continuing operations	1.60	1.53	5%
Earnings per share — basic in € from discontinued operations	-0.01	-0.01	0%
Weighted average number of shares (in thousands), treasury stock excluded	1,207,314	1,226,263
Effective tax rate from continuing operations	32.2%	29.9%
Operating margin from continuing operations	26.7%	27.4%

SAP Reports Strong Growth in Software and Software Related Service Revenues for 2007

CONSOLIDATED BALANCE SHEETS SAP GROUP
CONDENSED AND UNAUDITED — in € millions

Assets

	12/31/2007	12/31/2006	Δ
Cash and cash equivalents	1,642	2,399	-757
Restricted cash	550	0	550
Short-term investments	611	931	-320
Accounts receivable, net	2,888	2,440	448
Other assets, inventories	519	371	148
Deferred income taxes	126	108	18
Prepaid expenses/deferred charges	76	75	1
Assets held for sale	16	0	16
Current assets	6,428	6,324	104
Goodwill, intangible assets, net	1,825	1,250	575
Property, plant, and equipment, net	1,317	1,206	111
Investments	76	95	-19
Accounts receivable, net	3	3	0
Other assets	557	533	24
Deferred income taxes	148	69	79
Prepaid expenses/deferred charges	23	23	0
Noncurrent assets	3,949	3,179	770

Total assets	10,377	9,503	874

Liabilities, Minority interests and Shareholders’ equity

	12/31/2007	12/31/2006	Δ
Accounts payable	715	610	105
Income tax obligations	347	297	50
Other liabilities, provisions	1,659	1,461	198
Deferred income	474	405	69
Liabilities held for sale	10	0	10
Current liabilities	3,205	2,773	432
Accounts payable	10	34	-24
Income tax obligations	164	83	81
Other liabilities, provisions	448	412	36
Deferred income	42	55	-13
Total liabilities	3,869	3,357	512
Minority interests	1	10	-9
Shareholders’ equity	6,507	6,136	371

Total liabilities, Minority interests and Shareholders’ equity	10,377	9,503	874

Days Sales Outstanding	66	68

SAP Reports Strong Growth in Software and Software Related Service Revenues for 2007

CONSOLIDATED STATEMENTS OF CASH FLOWS SAP GROUP
twelve months ended December 31, / unaudited / in € millions

	2007	2006
Net income	1,923	1,871
Net income from discontinued operations	14	10
Minority interests	2	2
Income from continuing operations before minority interests	1,939	1,883
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
Depreciation and amortization	260	214
Loss (income) from equity investees	1	1
Loss on disposal of intangible assets and property, plant, and equipment	1	-2
Gains on disposal of investments	-2	0
Write-ups/downs of financial assets	8	0
Impacts of STAR hedging	21	-79
Stock-based compensation including income tax benefits	13	82
Excess tax benefit from stock-based compensation	0	-3
Deferred income taxes	5	-2
Change in accounts receivables	-512	-268
Change in other assets	-296	-215
Change in accrued and other liabilities	430	129
Change in deferred income	117	115
Net cash provided by operating activities from continuing operations	1,985	1,855
Acquisition of minority interests in subsidiaries	-48	0
Business combinations, net of cash and cash equivalents acquired (including prepayments)	-670	-504
Purchase of intangible assets and property, plant, and equipment	-404	-365
Proceeds from disposal of intangible assets and property, plant and equipment	35	29
Cash transferred to restricted cash accounts	-550	0
Purchase of investments	-768	-2,055
Sales of investments	1,025	2,765
Purchase of other financial assets	-20	-17
Sales of other financial assets	15	15
Net cash used in/provided by investing activities from continuing operations	-1,385	-132
Dividends paid	-556	-447
Purchase of treasury stock	-1,005	-1,149
Proceeds from reissuance of treasury stock	156	165
Proceeds from issuance of common stock (stock-based compensation)	44	49
Excess tax benefit from stock-based compensation	0	3
Repayment of bonds	0	-1
Proceeds from short-term and long-term debt	47	44
Repayments of short-term and long-term debt	-48	-43
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	75	57
Purchase of equity-based derivative instruments (STAR hedge)	0	-53
Net cash used in financing activities from continuing operations	-1,287	-1,375

SAP Reports Strong Growth in Software and Software Related Service Revenues for 2007

	2007	2006
Effect of foreign exchange rates on cash and cash equivalents	-51	-3
Net cash used in operating activities from discontinued operations	-18	-8
Net cash used in investing activities from discontinued operations	-1	-2
Net cash used in financing activities from discontinued operations	0	0
Net cash used in discontinued operations	-19	-10
Net change in cash and cash equivalents	-757	335
Cash and cash equivalents at the beginning of the period	2,399	2,064
Cash and cash equivalents at the end of the period	1,642	2,399

SAP Reports Strong Growth in Software and Software Related Service Revenues for 2007

FOOTNOTES
1) All numbers in this document are based on U.S. GAAP (except for numbers identified as Non GAAP measures in footnote number 2 of Non GAAP measure footnote number 2). As required under U.S. GAAP discontinued operations are reported separately in the income statement for all periods presented. Consequently, all revenue numbers and all income numbers, unless labeled “from discontinued operations”, only reflect revenue and income from continuous operations.
2) Non-GAAP Financial Measures
This document discloses certain financial measures, such as Non-GAAP revenues, Non GAAP-operating income, Non-GAAP operating margin, free cash flow, and constant currency period-over-period changes in revenue and operating income, that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. This footnote explains and reconciles our non-GAAP financial measures to the nearest U.S. GAAP measure.
NON-GAAP REVENUES, NON-GAAP OPERATING INCOME AND NON-GAAP OPERATING MARGIN
We believe that it is of interest to investors to receive certain supplemental historical and prospective financial information used by our management in running our business — in addition to financial data prepared in accordance with U.S. GAAP. Beginning in 2008 we intend to use both Non GAAP revenues and Non GAAP operating income and margin as defined below consistently in our planning, forecasting, reporting, compensation and external communication:
Non-GAAP revenue: Revenues in this document identified as “Non-GAAP revenue” have been adjusted from the respective U.S. GAAP numbers by including the full amount of Business Objects support revenues that would have been reflected by Business Objects had it remained a stand-alone entity but are not permitted to be reflected as revenues under U.S. GAAP as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition.
Under U.S. GAAP we will record at fair value the Business Objects support contracts in effect at the time of the acquisition of Business Objects. Consequently, our U.S. GAAP support revenues, our U.S. GAAP software and software related service revenues and our U.S. GAAP total revenues for periods subsequent to the Business Objects acquisition will not reflect the full amount of support revenue that Business Objects would record for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this one-time revenue impact provides additional insight into our ongoing performance because the support contracts are typically one-year contracts and renewals of these contracts are expected to result in revenues that are not impacted by the business combination-related fair value accounting.
We believe that our Non-GAAP revenue numbers have limitations, particularly as the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both Non-GAAP revenues and U.S. GAAP revenues. We caution the

SAP Reports Strong Growth in Software and Software Related Service Revenues for 2007

readers of this document to follow a similar approach by considering our Non-GAAP revenues only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.
Non-GAAP operating income / Non GAAP operating margin: Operating income and operating margin in this document identified as “Non-GAAP operating income” or “Non-GAAP operating margin” have been adjusted from the respective operating income and operating margin numbers as recorded under U.S. GAAP by including the full amount of Business Objects support revenues to be included in Non-GAAP revenue, and by excluding acquisition-related charges. Acquisition related charges in this context comprise:
•	Amortization expense of intangibles acquired in business combination and standalone acquisitions of intellectual property
•	Expense from purchased in-process research and development
•	Restructuring expenses as far as incurred in connection with a business combinations and accounted for under SFAS 146 in SAP’s U.S. GAAP financial statements
Although acquisition-related charges include recurring items from past acquisitions, such as amortization of acquired intangible assets, they also include an unknown component, relating to current-year acquisitions. We cannot accurately assess or plan for that unknown component until we have finalized our purchase price allocation. Furthermore acquisition-related charges may include one-time charges that are not reflective of our ongoing operating performance.
We believe that our Non-GAAP financial measures described above have limitations, particularly as the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both Non-GAAP operating income and margin numbers and U.S. GAAP operating income and margin numbers. We caution the readers of this document to follow a similar approach by considering our Non-GAAP operating income and margin numbers only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP..
The Non-GAAP revenues and Non GAAP operating income and margin data reported in this document reconcile to the nearest U.S. GAAP measure as follows:

		Business
		Objects support
		revenues not
		recorded under	Acquisition	Non-GAAP
	GAAP measure	US-GAAP	related charges	measures
Software and software related service revenue	7,428	—	—	7,428
Total revenue	10,245	—	—	10,245
Total operating expenses	-7,510	—	61	-7,449
Operating income	2,735	—	61	2,796
Operating margin	26.7%			27.3%

SAP Reports Strong Growth in Software and Software Related Service Revenues for 2007

FREE CASH FLOW:
We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow from continuing operations minus additions to long-lived assets excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.
Free cash flow reconciles to the nearest U.S. GAAP measure as follows:
     Reconciliation for twelve months ended December 31
     In € millions

	2007	2006
Net cash provided by operating activities from continuing operations	1,985	1,855
Additions to long-lived assets excluding additions from acquisitions	-404	-365
Free cash flow	-1,581	1,490
Constant Currency Period-Over-Period Changes
We believe it is important for investors to have information that provides insight into our sales growth. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both growth in sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume growth by providing data on the growth in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating sales volume growth, we present information about our revenue growth and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our growth and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues,

SAP Reports Strong Growth in Software and Software Related Service Revenues for 2007

expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
Constant currency year-over-year changes in revenue and operating income reconcile to the respective unadjusted year-over-year changes as follows:
     Reconciliation of constant currency period-over-period changes for three months ended December 31

		Constant
	Percentage	currency
	change from	percentage
	2006 to 2007	change from	Currency
	as reported	2006 to 2007	effect
			Percentage
	%	%	points
Software revenue	14	18	-4
Support revenue	10	14	-4
Subscription and other software related service revenue	47	53	-6
Software and software related service revenue	13	17	-4
Consulting revenue	0	4	-4
Training revenue	5	9	-4
Other service revenue	7	15	-8
Professional services and other service revenue	1	5	-4
Other revenue	56	69	-13
Total revenue	10	14	-4
Software revenue by region*:
EMEA region	12	14	-2
Americas region	9	17	-8
Asia Pacific Japan region	40	44	-4
Software revenue	14	18	-4
Software and software related service revenue by region:
Germany	11	11	0
Rest of EMEA region	15	17	-2
EMEA region	13	14	-1
United States	2	14	-12
Rest of Americas region	23	24	-1
Americas region	7	16	-9
Japan	15	22	-7
Rest of Asia Pacific Japan region	36	38	-2
Asia Pacific Japan region	28	32	-4
Software and software related service revenue	13	17	-4
Total revenues by region:
Germany	8	8	0
Rest of EMEA region	12	14	-2

SAP Reports Strong Growth in Software and Software Related Service Revenues for 2007

		Constant
	Percentage	currency
	change from	percentage
	2006 to 2007	change from	Currency
	as reported	2006 to 2007	effect
			Percentage
	%	%	points
EMEA region	10	12	-2
United States	3	15	-12
Rest of Americas region	16	17	-1
Americas region	6	15	-9
Japan	7	15	-8
Rest of Asia Pacific Japan region	27	29	-2
Asia Pacific Japan region	19	24	-5
Total revenue	10	14	-4
Operating Income	2	7	-5

*) Based on customer location
Reconciliation of constant currency period-over-period changes for twelve months ended December 31

		Constant
	Percentage	currency
	change from	percentage
	2006 to 2007	change from	Currency
	as reported	2006 to 2007	effect
			Percentage
	%	%	points
Software revenue	13	18	-5
Support revenue	11	15	-4
Subscription and other software related service revenue	41	46	-5
Software and software related service revenue	13	17	-4
Consulting revenue	-1	3	-4
Training revenue	7	11	-4
Other service revenue	18	23	-5
Professional services and other service revenue	1	4	-3
Other revenue	3	7	-4
Total revenue	9	13	-4
Software revenue by region*:
EMEA region	14	15	-1
Americas region	8	16	-8
Asia Pacific Japan region	28	32	-4
Software revenue	13	18	-5
Software and software related service revenue by region:
Germany	7	7	0
Rest of EMEA region	17	19	-2
EMEA region	13	14	-1
United States	6	16	-10
Rest of Americas region	18	22	-4
Americas region	9	17	-8

SAP Reports Strong Growth in Software and Software Related Service Revenues for 2007	Page 20

		Constant
	Percentage	currency
	change from	percentage
	2006 to 2007	change from	Currency
	as reported	2006 to 2007	effect
			Percentage
	%	%	points
Japan	10	21	-11
Rest of Asia Pacific Japan region	25	26	-1
Asia Pacific Japan region	19	24	-5
Software and software related service revenue	13	17	-4
Total revenue by region:
Germany	5	5	0
Rest of EMEA region	13	15	-2
EMEA region	10	11	-1
United States	4	13	-9
Rest of Americas region	12	15	-3
Americas region	6	14	-8
Japan	4	14	-10
Rest of Asia Pacific Japan region	22	24	-2
Asia Pacific Japan region	15	20	-5
Total revenue	9	13	-4
Operating Income	6	11	-5

*) Based on customer location
3) Core Enterprise Applications Vendor Share
Beginning in the first quarter of 2007, the Company began using software and software related service revenues for defining Core Enterprise Application Vendor Share because the Company believes that this is the most important indicator for vendor share oriented analysis with the realignment of its income statement structure. Prior to the first quarter of 2007, the Company had been using software revenues for defining Core Enterprise Application Vendor Share.
The Company provides share data based on the vendors of Core Enterprise Applications solutions, which account for approximately $36.7 billion in software and software related service revenues as defined by the Company based on industry analyst research. For 2007, industry analysts project approximately 7% year-on-year growth for core Enterprise Applications vendors. For its quarterly share calculation, SAP assumes that this approximate 7% growth will not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a sub set (approximately 25) of Core Enterprise Application vendors.